UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lannett Company, Inc.
Full Name of Registrant

Former Name if Applicable

9000 State Road
Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19136
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lannett Company, Inc. (the “Company”) will need to delay the filing of its annual report on Form 10-K for the year ended June 30, 2007 (the “2007 Form 10-K”) with the U.S. Securities and Exchange Commission (“SEC”) to restate its financial results for the first nine months of fiscal 2007. It is anticipated that the filing delay will not extend beyond September 28, 2007. During the fourth quarter of fiscal 2007, we identified a number of production orders that were completed and removed from production in our information system during fiscal 2007, however, such activity was not properly reflected in the corresponding quarterly financial statements. The result was that work in process inventory was overstated and cost of goods sold was understated by $840,000 as of and for the year ended June 30, 2007, with the following quarterly pre tax accounting effect of the misstatement as follows: three months ended September 30, 2006 was $394,000; three months ended December 31, 2006 was $158,000; and three months ended March 31, 2007 was $95,000.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Brian J. Kearns	(215)	333-9000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Operating results for the three months and full year ending June 30, 2007 reflect decreased profit margins versus prior year as a result of increased sales of lower margin products and decreased pricing on certain products. As a result of the need to restate financial statements as described above, the Company can not provide a reasonable estimate of results at this time. Additional detail and explanation of Lannett’s operating results is planned to be filed on Form 10-K no later than September 28, 2007.

Lannett Company, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 13, 2007	By	/s/ Brian J. Kearns
Brian J. Kearns
Chief Financial Officer, Treasurer and
Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).